UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                                                          SEC FILE NUMBER
                        NOTIFICATION OF LATE FILING           0-16203

                                                            CUSIP NUMBER
                                                            247907 20 7


(Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:  June 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________


PART I - REGISTRANT INFORMATION

Delta Petroleum Corporation
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Full Name of Registrant

370 17th Street, Suite 4300
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Address of Principal Executive Office (Street and Number)

Denver, Colorado  80202
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion hereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
[X] or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule12b-25 has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As a result of the extended period of time needed to complete matters required in connection with Section 404 of the Sarbanes-Oxley Act of 2002, The Company is unable to file its Annual report on Form 10-K for the year ended June 30, 2005 by the prescribed due date. The Company does not anticipate reporting any material weaknesses under Section 404.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Kevin K. Nanke                   303                   293-9133
-----------------------            -----------          ------------------
        (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed?
If answer is no, identify report(s). [ X ]Yes   [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
or portion thereof?   [ X ]Yes   [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Company expects to report that for the fiscal year ended June 30, 2005, total revenue from continuing operations increased 161% to $94.7 million, compared with $36.4 million in the previous fiscal year. Net income rose 198% to $15.1 million, or $0.37 per diluted share, versus net income of $5.1 million, or $0.17 per diluted share, for the fiscal year ended June 30, 2004. The increases in revenue and net income were primarily due to a 91% increase in production from continuing operations and higher oil and natural gas prices.
________________________________________________________________________


                         Delta Petroleum Corporation
                -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: September 14, 2005     By: /s/ Kevin K. Nanke
                                 Kevin K. Nanke, Treasurer and
                                 Chief Financial Officer